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EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS INC. and SUBSIDIARIES

COMPUTATION of RATIOS of EARNINGS to FIXED CHARGES and

to COMBINED FIXED CHARGES and PREFERRED STOCK DIVIDENDS

(Dollars in millions)

(Unaudited)

						For the Nine Months Ended August 31 2002
	For the Twelve Months Ended November 30
	1997	1998	1999	2000	2001
Pre-tax earnings from continuing operations	$937	$1,052	$1,631	$2,579	$1,748	$1,145
Add: Fixed charges (excluding capitalized interest)	13,043	15,813	13,681	18,778	15,724	8,095

Pre-tax earnings before fixed charges	13,980	16,865	15,312	21,357	17,472	9,240

Fixed charges:
Interest	13,010	15,781	13,649	18,740	15,656	8,031
Other(a)	41	47	71	57	78	72

Total fixed charges	13,051	15,828	13,720	18,797	15,734	8,103

Preferred stock dividend requirements	109	124	174	195	192	125

Total combined fixed charges and preferred stock dividends	$13,160	$15,952	$13,894	$18,992	$15,926	$8,228

RATIO OF EARNINGS TO FIXED CHARGES	1.07	1.07	1.12	1.14	1.11	1.14
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.06	1.06	1.10	1.12	1.10	1.12

(a)
Other fixed charges consist of the interest factor in rentals and capitalized interest.

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  EXHIBIT 12.01
LEHMAN BROTHERS HOLDINGS INC. and SUBSIDIARIES COMPUTATION of RATIOS of EARNINGS to FIXED CHARGES and to COMBINED FIXED CHARGES and PREFERRED STOCK DIVIDENDS (Dollars in millions) (Unaudited)